Laura E. Flores

+1.202.373.6101

laura.flores@morganlewis.com

VIA EDGAR

April 25, 2017

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Penn Series Funds, Inc.; File Nos. 2-77284 and 811-03459

Dear Ms.	Vroman-Lee:

This letter responds to comments conveyed to us by telephone on April 6, 2017 relating to the Penn Series Funds, Inc. (the “Registrant”) Post-Effective Amendment No. 81 (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 27, 2017, for the purpose of revising the principal investment strategy and principal risks of the Large Core Growth Fund, Large Core Value Fund, and SMID Cap Growth Fund (each a “Fund” and, together, the “Funds”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectus (“Prospectus”) and Statement of Additional Information (“SAI”) included in the Registration Statement.

1.	Comment. Please provide the Staff with completed fee tables for each Fund prior to the effective date of the Registration Statement.

Response. Each Fund’s completed fee table is set forth in Exhibit A hereto.

2.

Comment. The Staff notes that the principal investment strategy for the Large Core Growth Fund states that the “Sub-Adviser seeks to invest in companies with strong name recognition and sustainable competitive advantages.” Please explain in the disclosure how the Sub-Adviser gauges “strong name recognition” and explain what “sustainable competitive advantages” means.

Response. We have revised the Fund’s principal investment strategy disclosure as requested.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

April 25, 2017

3.	Comment. Please disclose to the Staff if any of the Funds will invest in contingent convertible securities (CoCos).

Response. The Registrant confirms that none of the Funds currently invest in or currently intend to invest in CoCos.

4.

Comment. The Staff notes that each Fund may invest in other investment companies as part of its principal investment strategy. To the extent that a Fund incurs Acquired Fund Fees and Expenses (AFFE) equal to half a basis point or more, please include AFFE as a line item to the Fund’s fee table. Please confirm that none of the Funds incurred AFFEs during the past fiscal year that would require fee table disclosure.

Response. The Registrant has confirmed that none of the Funds incurred AFFE during the past fiscal year that would require the inclusion of a separate AFFE line item in such Fund’s fee table. See Exhibit A.

5.

Comment. The Staff notes that the principal investment strategy for the Large Core Growth Fund states that “equity investments may include … other specialty securities having equity features.” Please identify those “other specialty securities having equity features” in the Fund’s principal investment strategy and disclose any corresponding risks.

Response. The Registrant has confirmed that currently there is no intent to invest in specialty securities having equity features. Therefore, we have deleted the reference to such securities in the Fund’s s principal investment strategy disclosure.

6.

Comment. For each Fund, please confirm and disclose that derivatives are valued at market value, not notional value, for the purposes of each Fund’s 80% investment policy adopted pursuant to Rule 35d-1 (“Rule 35d-1 Policy”).

Response. The Registrant has confirmed that each Fund’s current derivatives holdings are valued at market value for purposes of determining compliance with each Fund’s Rule 35d-1 Policy. However, the Registrant respectfully takes the position that a Fund may account for a derivative position by reference to either its market value or notional value, depending on the instrument and circumstances, for purposes of determining compliance with a Fund’s Rule 35d-1 Policy. The Registrant respectfully disagrees with the Staff’s position that a derivative contract’s market value is always the sole appropriate measure for determining compliance with a Rule 35d-1 Policy. Consistent with the purposes of Rule 35d-1, the Registrant believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as tied to its notional value, rather than its market value. The Registrant notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures, would satisfy its Rule 35d-1 Policy notwithstanding that it might have no economic exposure to equity investments.

We have augmented the disclosure in the section titled “More Information About the Funds’ Principal Investment Strategies” in the Prospectus to reflect the Registrant’s position with respect to the valuation of derivatives for purposes of determining compliance with a Fund’s Rule 35d-1 Policy.

7.	Comment. For the Large Core Growth Fund, please add principal risk disclosure related to investments in equity-linked securities.

Response. We have added the risk disclosure as requested.

8.

Comment. For the Large Core Growth Fund, the Staff notes that the Fund’s Equity Securities Risk also relates to convertible securities. Please separate the principal risk disclosure related to convertible securities from the principal risk disclosure for equity securities.

April 25, 2017

Response. We have revised the risk disclosure as requested.

9.	Comment. For each Fund, please disclose that the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. Please identify lead manager, if appropriate.

Response. We have revised the disclosure as requested.

10.	Comment. For the Large Core Value Fund, please add Equity Securities Risk as a principal risk of the Fund.

Response. We have added the disclosure as requested.

11.	Comment. Disclose how the SMID Cap Growth Fund’s Sub-Adviser considers the valuation of the private companies in which it may invest.

Response. We have revised the disclosure as requested.

12.	Comment. The Staff notes that the principal investment strategy for the SMID Cap Growth Fund states that the Fund may invest in certain derivatives. Please disclose the types of derivatives in which the Fund may invest and add Derivatives Risk as a principal risk of the Fund. Please also add Equity Securities Risk as a principal risk of the Fund.

Response. We have revised the disclosure and added disclosure as requested.

13.	Comment. The Staff notes that the principal investment strategy for the SMID Cap Growth Fund states that the Fund may invest in micro-capitalization companies. Please confirm these companies are included within the “outside range of the market capitalizations of companies in the Russell 2000® Growth Index and the Russell Midcap® Growth Index.”

April 25, 2017

Response. The Registrant confirms that any micro-capitalization companies in which the Fund invests or may invest are included within the outside range of the market capitalizations of companies in the Russell 2000® Growth Index.

14.	Comment. The Staff notes that each Fund may engage in temporary defensive investing. Please confirm that the Funds may invest only in money market instruments and other short-term fixed income securities while engaged in temporary defensive investing. If the Funds may invest in other instruments while engaged in temporary defensive investing, please disclose this fact.

Response. The Registrant confirms that a Fund engaged in temporary defensive investing may invest only in money market instruments and other short-term fixed income securities.

15.	Comment. Please add Derivatives Risk to the Item 9 risk disclosure of the Prospectus.

Response. We have added the disclosure as requested.

16.	Comment. In accordance with Section 6(a) of the Securities Act of 1933, please ensure that all future registration statements are also signed by the Registrant’s comptroller or principal accounting officer.

Response. We have revised the registration statement signature page accordingly.

If you have any additional questions or comments, please do not hesitate to contact me 202.373.6101.

Sincerely yours,

/s/ Laura E. Flores

Laura E. Flores

cc:	Christopher D. Menconi, Esq.
K. Michael Carlton, Esq.

April 25, 2017

Exhibit A

Large Core Growth Fund:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees	0.60%
Distribution (12b-1) Fees	None
Other Expenses	0.25%
Total Annual Fund Operating Expenses	0.85%

Large Core Value Fund:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees	0.67%
Distribution (12b-1) Fees	None
Other Expenses	0.23%
Total Annual Fund Operating Expenses	0.90%

SMID Cap Growth Fund:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees	0.75%
Distribution (12b-1) Fees	None
Other Expenses	0.29%
Total Annual Fund Operating Expenses	1.04%
Expense Waivers/Reimbursements and Recapture*	0.01%
Total Annual Fund Operating Expenses	1.05%

*	The “Recapture” amount represents the Fund’s reimbursement of the Adviser for previously waived fees and/or expenses reimbursed by the Adviser. Penn Mutual and the Adviser have contractually agreed to waive a portion of their fees and/or reimburse expenses to the extent necessary to keep the Fund’s Total Annual Operating Expenses from exceeding 1.07% of average daily net assets (excluding nonrecurring account fees, fees on portfolio transactions, such as exchange fees, dividends and interest on securities sold short, acquired fund fees and expenses, service fees, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business) through April 30, 2018. The agreement may be terminated prior to April 30, 2018 only by a majority vote of the Company’s Board of Directors for any reason and at any time. Under this agreement, to the extent Penn Mutual and the Adviser do not have an obligation to waive fees and/or reimburse expenses of the Fund (e.g., the Fund is operating at or below its expense limitation), Penn Mutual and the Adviser may seek reimbursement from the Fund for amounts previously waived or reimbursed by Penn Mutual and the Adviser, if any, during the Fund’s preceding three years, but limited to the lesser of (1) the expense cap in effect at the time of the waiver or reimbursement and (2) the expense cap in effect at the time of recapture. Penn Mutual and the Adviser, however, shall not be entitled to any reimbursement that would cause the Fund to exceed its expense limitation.